(1) Based on two 120-railcar unit trains comprised of 31,800 gallon (approximately 757 barrels) railcars being loaded at 95% of volumetric capacity per day. Actual amount of crude oil loading capacity may vary based on factors including the size of the unit trains, the size, type and volumetric capacity of the railcars utilized and the type and specifications of crude oil loaded, among other factors.

We generate the vast majority of our operating cash flow in connection with providing crude oil terminalling services at our Hardisty rail terminal. Substantially all of the capacity at our Hardisty rail terminal is contracted under multi-year, take-or-pay terminal services agreements with seven customers. Furthermore, approximately 83% of the contracted utilization at our Hardisty rail terminal is with subsidiaries of five investment grade companies including major integrated oil companies, refiners and marketers. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial contract term of five years. The initial terms of six of these agreements commenced between June 30, 2014 and August 1, 2014, and the initial term of the seventh agreement will commence on October 1, 2014. Additionally, each of these agreements is subject to inflation-based rate escalators, and all but one agreement has automatic renewal provisions. In addition to terminalling services, we provide customers access to railcars under fleet services agreements which commit customers to railcars and fleet management services on a take-or-pay basis for periods ranging from five to nine years. These agreements are generally executed in conjunction with commitments to use our rail terminals.

For the six months ended June 30, 2014 and the year ended December 31, 2013, we had revenues of $10.9 million and $26.3 million, respectively, and net income (loss) of $(5.2) million and $6.4 million, respectively. These figures do not include the results of operations from our Hardisty rail terminal, which did not commence operations until June 30, 2014.

One of our key strengths is our relationship with our sponsor, USD. USD is an independent, growth-oriented developer, builder, operator and manager of energy-related infrastructure and was among the first companies to successfully develop the hydrocarbon-by-rail concept. USD has developed, built and operated 14 unit train-capable origination and destination terminals with an aggregate capacity of over 725,000 bpd. Ten of these terminals were subsequently divested in multiple transactions for an aggregate purchase price of over $740 million. From January 2006 through July 2014, USD has loaded and/or handled through its terminal network a total of over 75 MMbbls of crude oil and over 72 MMbbls of ethanol. Furthermore, USD has a nationally recognized safety record with no reportable spills at any of its terminals since its inception. USD is currently owned by Energy Capital Partners, Goldman Sachs and certain of USD's management team members.

On September 19, 2014, Energy Capital Partners made a significant investment in USD, and has indicated an intention to invest over an additional $1.0 billion of equity capital in USD, subject to market and other conditions, over five years to support USD's growth and expansion plans. Energy Capital Partners, which together with its affiliates and affiliated funds, is a private equity firm with over $13.0 billion in capital commitments that primarily invests in North America's energy infrastructure. Energy Capital Partners has significant energy infrastructure, midstream, master limited partnership and financial expertise to complement its investment in us. To date, Energy Capital Partners and its affiliated funds have 24 investment platforms with investments in the power generation, electric transmission, midstream and renewable sectors of the energy industry, including Summit Midstream Partners, LP, another public master limited partnership. Funds affiliated with Energy Capital Partners have invested a significant amount of capital in Summit Midstream Partners, LLC, the owner of the general partner of Summit Midstream Partners, LP in order to fund in part Summit's continued development and acquisition of midstream assets. At any time following September 19, 2019, Energy Capital Partners has the right to compel USD to effect the total sale of Energy Capital Partners' interests in USD and to potentially compel USD to effect a total sale of itself pursuant to an auction process. Please read "Management—Energy Capital Partners' Right to Sell USD or Its Interests in USD."

USD, through USD Group LLC, currently has several major growth projects underway, including the development of strategically located destination and origination rail terminals for crude oil and other energy-related products. Please read "—Our Growth Opportunities—Hardisty Phase II and Phase III Expansions." At the closing of this offering, we will enter into an omnibus agreement with USD and USD Group LLC, pursuant to which USD Group LLC will grant us a right of first offer on existing expansion projects at our Hardisty rail terminal for a period of seven years after the closing of this offering. USD and USD Group LLC will also grant us a right of first offer during this seven-year period on any additional midstream infrastructure assets and businesses that they may develop, construct or acquire. We cannot assure you that USD or USD Group LLC will be able to develop or construct, or that we will be able to acquire, any other midstream infrastructure project including the Hardisty Phase II or Hardisty Phase III projects. Among other things, the ability of USD or USD Group LLC to develop the Hardisty Phase II and Hardisty Phase III projects, or any other project, and our ability to acquire such projects, will depend upon USD's and our ability to raise additional equity and debt financing. We are under no obligation to make any offer, and USD and USD Group LLC are under no obligation to accept any offer we make, with respect to any asset subject to our right of first offer, including the Hardisty Phase II and Hardisty Phase III projects. Additionally, the approval of Energy Capital Partners is required for the sale of any assets by USD or its subsidiaries, including us, other than sales in the ordinary course of business, acquisitions of securities of other entities that exceed specified materiality thresholds and any material unbudgeted expenditures or deviations from our approved budgets. Energy Capital Partners may make these decisions free of any duty to us and our unitholders. This approval would be required for the potential acquisition by us of the Hardisty Phase II and Hardisty Phase III projects, as well as any other projects or assets that USD may develop or acquire in the future or any third party acquisition we may intend to pursue jointly or independently from USD. Energy Capital Partners is under no obligation to approve any such transaction. Please read "Management—Special Approval Rights of Energy Capital Partners." If we are unable to acquire the Hardisty Phase II or Hardisty Phase III projects from USD Group LLC, these expansions may compete directly with our Hardisty rail terminal for future throughput volumes, which may impact our ability to enter into new terminal services agreements following the termination of our existing agreements or the terms thereof and our ability to compete for future spot volumes. Furthermore, cyclical changes in the demand for crude oil and other liquid hydrocarbons may cause USD or us to reevaluate any future expansion projects, including the Hardisty Phase II and Hardisty Phase III projects.

We believe USD intends for us to be its primary growth vehicle in North America. We intend to strategically expand our business by acquiring energy-related rail terminals and other high-quality and complementary midstream infrastructure assets and businesses from both USD and third parties. We also intend to grow organically by opportunistically pursuing growth projects and enhancing the profitability of our assets. We believe that USD's successful project development and operating history, safety track record and industry relationships will allow us to execute our growth strategy.

Industry Trends

We expect to capitalize on the following trends in the energy industry:

- *New and growing supply sources*. U.S. and Canadian crude oil production has increased significantly in recent years. We expect this trend to continue as the U.S. Energy Information Administration (EIA) estimates that total U.S. crude oil production will grow 47.1% from 2012 to 2020. Similarly, the Canadian Association of Petroleum Producers (CAPP) estimates that total Canadian production of crude oil will grow 49.6% over the same time period. High-growth production areas in North America are often located at significant distances from refining centers, creating constantly evolving regional imbalances, which require the expedited development of flexible and sustainable transportation solutions. The extensive existing rail network, combined with rail transportation's relatively low capital and fixed costs compared to other transportation alternatives, has strategically positioned rail as a long-term alternative transportation solution to the growing and evolving energy infrastructure needs.

new C&I railcars as well as 500 pressurized railcars designed to transport crude oil, condensate and various natural gas liquids. The 925 railcars that we have the option to procure are scheduled for delivery in late 2015.

Our Growth Opportunities—Hardisty Phase II and Phase III Expansions

Our sponsor currently owns the right to construct and develop additional infrastructure at the Hardisty rail terminal, which could expand the number of 120-railcar unit trains that can be loaded from two unit trains to up to five unit trains per day. We refer to these expansion projects as Hardisty Phase II and Hardisty Phase III. USD is currently in the process of contracting, designing, engineering and permitting Hardisty Phase II, which would expand the capacity for handling and transportation of crude oil by two 120-railcar unit trains per day which we expect would be contracted under similar multi-year take-or-pay agreements to what we currently have in place at our Hardisty rail terminal. Subject to receiving required regulatory approvals and obtaining required permits on a timely basis, successful contracting of the expanded capacity, and the absence of unanticipated delays in construction, USD currently anticipates that Hardisty Phase II will commence operations in late 2015 or early 2016. Hardisty Phase III would expand capacity by one 120-railcar unit train per day and would target the loading of bitumen with very limited amount of diluent through the use of C&I railcars, which otherwise could not be transported by pipeline. Hardisty Phase III requires additional infrastructure to be designed, engineered, permitted and constructed. Subject to receiving required regulatory approvals and obtaining required permits on a timely basis, successful contracting of the expanded capacity, and the absence of unanticipated delays in construction, we currently anticipate that Hardisty Phase III will commence operations during 2017. We will enter into an omnibus agreement with USD and USD Group LLC that will grant us a right of first offer on Hardisty Phase II and Hardisty Phase III for a period of seven years after the closing of this offering. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.

We cannot assure you that USD will be able to develop or construct, or that we will be able to acquire, any other midstream infrastructure project, including the Hardisty Phase II or Hardisty Phase III projects. Among other things, the ability of USD to develop the Hardisty Phase II and Hardisty Phase III projects, or any other project, and our ability to acquire such projects, will depend upon USD's and our ability to raise additional equity and debt financing. We are under no obligation to make any offer, and USD and USD Group LLC are under no obligation to accept any offer we make, with respect to any asset subject to our right of first offer, including the Hardisty Phase II and Hardisty Phase III projects. Additionally, the approval of Energy Capital Partners is required for the sale of any assets by USD or its subsidiaries, including us, other than sales in the ordinary course of business, acquisitions of securities of other entities that exceed specified materiality thresholds and any material unbudgeted expenditures or deviations from our approved budgets. Energy Capital Partners may make these decisions free of any duty to us and our unitholders. This approval would be required for the potential acquisition by us of the Hardisty Phase II and Hardisty Phase III projects, as well as any other projects or assets that USD may develop or acquire in the future or any third party acquisition we may intend to pursue jointly or independently from USD. Energy Capital Partners is under no obligation to approve any such transaction. Please read "Management—Special Approval Rights of Energy Capital Partners." If we are unable to acquire the Hardisty Phase II or Hardisty Phase III projects from USD Group LLC, these expansions may compete directly with our Hardisty rail terminal for future throughput volumes, which may impact our ability to enter into new terminal services agreements, including with our existing customers, following the termination of our existing agreements or the terms thereof and our ability to compete for future spot volumes. Furthermore, cyclical changes in the demand for crude oil and other liquid hydrocarbons may cause USD or us to reevaluate any future expansion projects, including the Hardisty Phase II and Hardisty Phase III projects.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Please read carefully the risks described under "Risk Factors."

assets or businesses that it may develop, construct or acquire in the future, subject to certain exceptions. The consummation and timing of any future acquisitions pursuant to this right will depend upon, among other things, USD's continued development of midstream infrastructure projects and successful execution of such projects, USD's willingness to offer assets for sale and obtain any necessary consents, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to such assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions or successfully integrate assets acquired pursuant to our right of first offer. Furthermore, USD is under no obligation to accept any offer that we may choose to make. Additionally, the approval of Energy Capital Partners is required for the sale of any assets by USD or its subsidiaries, including us, other than sales in the ordinary course of business, acquisitions of securities of other entities that exceed specified materiality thresholds and any material unbudgeted expenditures or deviations from our approved budgets. Energy Capital Partners may make these decisions free of any duty to us and our unitholders. This approval would be required for the potential acquisition by us of the Hardisty Phase II and Hardisty Phase III projects, as well as any other projects or assets that USD may develop or acquire in the future or any third party acquisition we may intend to pursue jointly or independently from USD. Energy Capital Partners is under no obligation to approve any such transaction. Please read "Management—Special Approval Rights of Energy Capital Partners." In addition, we may decide not to exercise our right of first offer if and when any assets are offered for sale, and our decision will not be subject to unitholder approval. In addition, our right of first offer may be terminated by USD at any time in the event that it no longer controls our general partner. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement."

If we are unable to make acquisitions on economically acceptable terms from USD or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in cash flow. If we are unable to make acquisitions from USD or third parties, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase agreements, we are unable to obtain financing for these acquisitions on economically acceptable terms, we are outbid by competitors or we or the seller are unable to obtain any necessary consents, our future growth and ability to increase distributions to unitholders will be limited. Energy Capital Partners must also approve the acquisition of the securities of any entity by us if the acquisition exceeds specified thresholds. Furthermore, even if we do consummate acquisitions that we believe will be accretive, we may not realize the intended benefits, and the acquisition may in fact result in a decrease in cash flow. Any acquisition involves potential risks, including, among other things:

- mistaken assumptions about revenues and costs, including synergies;

- the assumption of unknown liabilities;

- limitations on rights to indemnity from the seller;

- mistaken assumptions about the overall costs of equity or debt;

- the diversion of management's attention from other business concerns;

- unforeseen difficulties operating in new product areas or new geographic areas; and

- customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

stable. We believe that our Adjusted EBITDA and distributable cash flow will not be materially impacted in the near term because of our multi-year take-or-pay terminal services agreements. However, our ability to grow through expansion or acquisitions and our ability to renew or extend our terminal services agreements could be impacted by a long-term reduction in supply or demand.

Regulatory Environment

Our operations are subject to federal, state, and local laws and regulations relating to the protection of health and the environment, including laws and regulations that govern the handling of crude oil and other liquid hydrocarbon materials. Additionally, we are subject to regulations governing railcar design and evolving regulations pertaining to the shipment of liquid hydrocarbons by rail, although our master fleet services agreements allow us to pass any costs associated with complying with new railcar regulations to our customers. Please read "Business—Environmental Regulation." Similar to other industry participants, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate, and upgrade equipment and facilities. Our master fleet services agreements generally obligate our customers to pay for modifications and other required repairs to our leased and managed railcar fleet. However, we cannot assure that we will successfully be able to pass all such regulatory costs on to our customers. While changes in these laws and regulations could indirectly affect Adjusted EBITDA and distributable cash flow, we believe that consumers of our services are, as a result, placing additional value on utilizing established and reputable third-party providers to satisfy their rail terminalling and logistics needs, which will allow us to increase market share relative to customer-owned operations or smaller operators that lack an established track record of safety and regulatory compliance.

Acquisition Opportunities

We plan to pursue strategic acquisitions that complement our existing assets and that will provide attractive returns to our unitholders. We intend to acquire high-quality and complementary midstream infrastructure assets and businesses from both USD as well as third parties. Furthermore, we believe our industry relationships and market knowledge will allow us to effectively target and consummate potentially accretive third-party acquisitions. We intend to pursue these opportunities both independently and jointly with USD. At the closing of this offering, we will enter into an omnibus agreement with USD and USD Group LLC, pursuant to which USD Group LLC will grant us a right of first offer on the Hardisty Phase II and Hardisty Phase III projects for a period of seven years after the closing of this offering. Please read "Business—Our Growth Opportunities—Hardisty Phase II and Phase III Expansions." USD and USD Group LLC will also grant us a right of first offer during this seven-year period on any additional midstream infrastructure assets and businesses that they may develop, construct or acquire. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement." We cannot assure you that USD will be able to develop or construct, or that we will be able to acquire, any other midstream infrastructure project including the Hardisty Phase II or Hardisty Phase III projects. Among other things, the ability of USD to develop the Hardisty Phase II and Hardisty Phase III projects, or any other project, and our ability to acquire such projects, will depend upon USD's and our ability to raise additional equity and debt financing. We are under no obligation to make any offer, and USD and USD Group LLC are under no obligation to accept any offer we make, with respect to any asset subject to our right of first offer, including the Hardisty Phase II and Hardisty Phase III projects. Additionally, the approval of Energy Capital Partners is required for the sale of any assets by USD or its subsidiaries, including us, other than sales in the ordinary course of business, acquisitions of securities of other entities that exceed specified materiality thresholds and any material unbudgeted expenditures or deviations from our approved budgets. Energy Capital Partners may make these decisions free of any duty to us and our unitholders. This approval would be required for the potential acquisition by us of the Hardisty Phase II and Hardisty Phase III projects, as well as any other projects or assets that USD may develop or acquire in the future or any third party acquisition we may intend to pursue jointly or independently from USD. Energy Capital Partners is under no obligation to approve any such transaction. Please read "Management—Special Approval Rights of Energy Capital Partners." If we are unable to acquire the Hardisty Phase II or Hardisty Phase III projects from USD Group LLC, these expansions may compete directly with our Hardisty rail terminal for future throughput volumes, which may impact our ability to enter into new

One of our key strengths is our relationship with our sponsor, USD. USD is an independent, growth-oriented developer, builder, operator and manager of energy-related infrastructure and was among the first companies to successfully develop the hydrocarbon-by-rail concept. USD has developed, built and operated 14 unit train-capable origination and destination terminals with an aggregate capacity of over 725,000 bpd. Ten of these terminals were subsequently divested in multiple transactions for an aggregate purchase price of over $740 million. From January 2006 through July 2014, USD has loaded and/or handled through its terminal network a total of over 75 MMbbls of crude oil and over 72 MMbbls of ethanol. Furthermore, USD has a nationally recognized safety record with no reportable spills at any of its terminals since its inception. USD is currently owned by Energy Capital Partners, Goldman Sachs and certain of its management team members.

On September 19, 2014, Energy Capital Partners made a significant investment in USD, and indicated an intention to invest over an additional $1.0 billion of equity capital in USD, subject to market and other conditions, over five years to support USD's growth and expansion plans. Energy Capital Partners, together with its affiliates and affiliated funds, is a private equity firm with over $13.0 billion in capital commitments that primarily invests in North America's energy infrastructure. Energy Capital Partners has significant energy infrastructure, midstream, master limited partnership and financial expertise to complement its investment in us. To date, Energy Capital Partners and its affiliated funds have 24 investment platforms with investments in the power generation, electric transmission, midstream and renewable sectors of the energy industry, including Summit Midstream Partners, LP, another public master limited partnership. Funds affiliated with Energy Capital Partners have invested a significant amount of capital in Summit Midstream Partners, LLC, the owner of the general partner of Summit Midstream Partners, LP in order to fund in part Summit's continued development and acquisition of midstream assets. At any time following September 19, 2019, Energy Capital Partners has the right to compel USD to effect the total sale of Energy Capital Partners' interests in USD and to potentially compel USD to effect a total sale of itself pursuant to an auction process. Please read "Management—Energy Capital Partners' Right to Sell USD or Its Interests in USD."

USD, through USD Group LLC, currently has several major growth projects underway, including the development of strategically located destination and origination rail terminals for crude oil and other energy-related products. Please read "—Our Growth Opportunities—Hardisty Phase II and Phase III Expansions." At the closing of this offering, we will enter into an omnibus agreement with USD and USD Group LLC, pursuant to which USD Group LLC will grant us a right of first offer on the Hardisty Phase II and Hardisty Phase III projects for a period of seven years after the closing of this offering. USD and USD Group LLC will also grant us a right of first offer during this seven-year period on any additional midstream infrastructure assets and businesses that they may develop, construct or acquire.

We cannot assure you that USD or USD Group LLC will be able to develop or construct, or that we will be able to acquire, any other midstream infrastructure project including the Hardisty Phase II or Hardisty Phase III projects. Among other things, the ability of USD or USD Group LLC to develop the Hardisty Phase II and Hardisty Phase III projects, or any other project, and our ability to acquire such projects, will depend upon USD's and our ability to raise additional equity and debt financing. We are under no obligation to make any offer, and USD and USD Group LLC are under no obligation to accept any offer we make, with respect to any asset subject to our right of first offer, including the Hardisty Phase II and Hardisty Phase III projects. Additionally, the approval of Energy Capital Partners is required for the sale of any assets by USD or its subsidiaries, including us, other than sales in the ordinary course of business, acquisitions of securities of other entities that exceed specified materiality thresholds and any material unbudgeted expenditures or deviations from our approved budgets. Energy Capital Partners may make these decisions free of any duty to us and our unitholders. This approval would be required for the potential acquisition by us of the Hardisty Phase II and Hardisty Phase III projects, as well as any other projects or assets that USD may develop or acquire in the future or any third party acquisition we may intend to pursue jointly or independently from USD. Energy Capital Partners is under no obligation to approve any such transaction. Please read "Management—Special Approval Rights of Energy Capital Partners." If we are unable to acquire the Hardisty Phase II or Hardisty Phase III projects from USD Group LLC, these expansions may compete directly with our Hardisty rail terminal for future throughput volumes, which may impact our ability to enter into new terminal services agreements, including with our existing customers, following the termination of our existing at our Hardisty rail terminal. Subject to receiving required regulatory approvals and obtaining required permits on a timely basis, successful contracting of the expanded capacity, and the absence of unanticipated delays in construction, USD currently anticipates that Hardisty Phase II will commence operations in late 2015 or early 2016. Hardisty Phase III would expand capacity by one 120-railcar unit train per day and would target the loading of bitumen with very limited amount of diluent through the use of C&I railcars, which otherwise could not be transported by pipeline. Hardisty Phase III requires additional infrastructure to be designed, engineered, permitted and constructed. Subject to receiving required regulatory approvals and obtaining required permits on a timely basis, successful contracting of the expanded capacity, and the absence of unanticipated delays in construction, we currently anticipate that Hardisty Phase III will commence operations during 2017. We will enter into an omnibus agreement with USD and USD Group LLC, pursuant to which USD Group will grant us a right of first offer on Hardisty Phase II and Hardisty Phase III for a period of seven years after the closing of this offering. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.

We cannot assure you that USD will be able to develop or construct, or that we will be able to acquire, any other midstream infrastructure project including the Hardisty Phase II or Hardisty Phase III projects. Among other things, the ability of USD to develop the Hardisty Phase II and Hardisty Phase III projects, or any other project, and our ability to acquire such projects, will depend upon USD's and our ability to raise additional equity and debt financing. We are under no obligation to make any offer, and USD and USD Group LLC are under no obligation to accept any offer we make, with respect to any asset subject to our right of first offer, including the Hardisty Phase II and Hardisty Phase III projects. Additionally, the approval of Energy Capital Partners is required for the sale of any assets by USD or its subsidiaries, including us, other than sales in the ordinary course of business, acquisitions of securities of other entities that exceed specified materiality thresholds and any material unbudgeted expenditures or deviations from our approved budgets. Energy Capital Partners may make these decisions free of any duty to us and our unitholders. This approval would be required for the potential acquisition by us of the Hardisty Phase II and Hardisty Phase III projects, as well as any other projects or assets that USD may develop or acquire in the future or any third party acquisition we may intend to pursue jointly or independently from USD. Energy Capital Partners is under no obligation to approve any such transaction. Please read "Management—Special Approval Rights of Energy Capital Partners." If we are unable to acquire the Hardisty Phase II or Hardisty Phase III projects from USD Group LLC, these expansions may compete directly with our Hardisty rail terminal for future throughput volumes, which may impact our ability to enter into new terminal services agreements including with our existing customers following the termination of our existing agreements or the terms thereof and our ability to compete for future spot volumes. Furthermore, cyclical changes in the demand for crude oil and other liquid hydrocarbons may cause USD or us to reevaluate any future expansion projects, including the Hardisty Phase II and Hardisty Phase III projects.

Commercial Agreements

Following the closing of this offering, substantially all of our operating cash flow will be generated under multi-year, fee-based terminal services agreements. We believe these terminal services arrangements will promote stable cash flows and no direct commodity price exposure.

Hardisty Rail Terminal Services Agreements

Under the terminal services agreements we have entered into with our Hardisty rail terminal, our customers are obligated to either pay the greater of a minimum monthly payment commitment fee or a throughput fee based on the amount of crude oil loaded at our Hardisty rail terminal. If a customer loads fewer unit trains in any given month than its maximum allotted number, that customer will receive a six-month credit that will allow it to load an additional number of unit trains, subject to availability. The number of additional unit trains that can be loaded will be equal to the number of additional unit trains that the customer could have loaded under our agreement, subject to our best efforts to accommodate the additional number. Each of the terminal services agreements with our Hardisty rail terminal customers has an initial contract term of five years. The initial terms of six of those agreements commenced between June 30, 2014 and August 1, 2014, and the initial term of the seventh agreement will commence on October 1, 2014. Six of our seven agreements have evergreen automatic one-year renewal

- any sale of USD, any subsidiary of USD, including us, or any of their assets (other than asset sales in the ordinary course of business), including by way of merger, consolidation, public offering or otherwise, other than to USD or a wholly owned subsidiary of USD;

- (A) any capital contribution or issuance of or redemption of securities of USD or any subsidiary of USD, including us, (B) any issuance of profits interests in USD, (C) any distributions, except distributions by us and our subsidiaries (which distributions shall be subject to the affirmative vote of the members of our general partner's board of directors appointed by Energy Capital Partners), (D) any incurrence or refinancing of indebtedness (whether directly, through a guaranty or otherwise) outside of the ordinary course of business, other than any incurrence or refinancing of indebtedness by us or our subsidiaries (which incurrences and refinancings shall be subject to the affirmative vote of the members of our general partner's board of directors appointed by Energy Capital Partners), (E) any acquisition of securities of any other entity in excess of the lesser of the consolidated earnings before interest, taxes, depreciation and amortization of USD Group or $50 million or (F) any making of any loan or advance to any entity other than a wholly owned subsidiary of USD;

- the approval, modification or revocation of any budget or a material deviation from or a material expenditure not part of any such budget (including any material change with respect to the nature of any budgeted capital expenditure), other than the approval, modification or revocation of any budget related to us or our subsidiaries (which approvals, modifications or revocations shall be subject to the affirmative vote of the members of our general partner's board of directors appointed by Energy Capital Partners);

- (A) amending the organizational documents of USD in a manner adverse to the holders of the common membership interests of USD, (B) amending the organizational documents of any subsidiary of USD, including us, (C) expanding the purpose of any of USD or any of its subsidiaries, including us, (D) causing or taking any action with the purpose or effect of causing the bankruptcy, liquidation, dissolution or winding up of USD or any of its subsidiaries, (E) making any material change to USD or any its subsidiaries' federal tax treatment, (F) entering into or amending any transaction with any member of USD or their affiliates or (G) creating or materially amending any employee incentive plan; or

- the determination of significant regulatory issues or litigation, including any decision to initiate, forego or settle any material litigation or arbitration, or the entering into discussions, or negotiations, with any governmental authority in connection with any investigation, proceedings or threatened investigation or proceedings, or any material inquiry.

Energy Capital Partners' Right to Sell USD or Its Interests in USD

At any time following the fifth anniversary of the date of Energy Capital Partners' investment in USD, Energy Capital Partners, upon giving written notice, shall have the right to compel USD to effect the total sale of Energy Capital Partners' interests in USD (an ECP Exit). Such a sale could include an acquisition by the remaining owners of USD of Energy Capital Partners' interests in USD or an initial public offering of USD. If the ECP Exit has not been completed within 180 days of the date USD receives notice of Energy Capital Partners' desire to sell, Energy Capital Partners shall have the right to compel USD to effect a total sale of USD pursuant to an auction process on terms and conditions determined by, and in a process managed by, the members of USD's board of directors that are appointed by Energy Capital Partners, provided that certain conditions in connection with the sale are met.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies that management has implemented to monitor such exposures.

Additionally, the approval of Energy Capital Partners is required for the sale of any assets by USD or its subsidiaries, including us, other than sales in the ordinary course of business, acquisitions of securities of other entities that exceed specified materiality thresholds and any material unbudgeted expenditures or deviations from our approved budgets. Energy Capital Partners may make these decisions free of any duty to us and our unitholders. This approval would be required for the potential acquisition by us of the Hardisty Phase II and Hardisty Phase III projects, as well as any other projects or assets that USD may develop or acquire in the future or any third party acquisition we may intend to pursue jointly or independently from USD. Energy Capital Partners is under no obligation to approve any such transaction. Please read "Management—Special Approval Rights of Energy Capital Partners."

Indemnification

Under the omnibus agreement, USD Group LLC will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the third anniversary of the closing of this offering, and will be subject to an aggregate deductible of $500,000 before we are entitled to indemnification. There will be a $10.0 million cap on the amount for which USD Group LLC will indemnify us under the omnibus agreement with respect to environmental claims once we meet the deductible, if applicable. USD Group LLC will also indemnify us for certain defects in title to the assets contributed to us and failure to obtain certain consents, licenses and permits necessary to conduct our business, including the cost of curing any such condition and certain tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

USD Group LLC will also indemnify us for liabilities, subject to an aggregate deductible of $500,000, relating to:

- the assets contributed to us, other than environmental liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering and that are asserted prior to the third anniversary of the closing of this offering;
- events and conditions associated with any assets retained by USD Group LLC; and
- all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to USD Group LLC's contribution of those assets to us in connection with this offering.

Other Agreements with USD Group LLC and Related Parties

Terminal Services Agreement

We have entered into a terminal services agreement with USD Marketing LLC, a wholly owned subsidiary of USD Group LLC, to provide terminalling services at our Hardisty rail terminal. This agreement has an initial contract term of five years that will commence on October 1, 2014. The terms and conditions of this agreement are similar to the terms and conditions of third-party terminal services agreements at the Hardisty rail terminal. Please read "Business—Hardisty Rail Terminal Services Agreements." The aggregate payment under this agreement will be approximately $40.0 million Canadian dollars over the agreement's five-year term.

Purchase and Sale Agreement

Prior to the closing of this offering, our subsidiary that owns the Hardisty rail terminal will enter into a Purchase and Sale Agreement with a subsidiary of USD Group pursuant to which:

- our subsidiary will agree to sell and transfer to USD Group's subsidiary approximately 320 acres of undeveloped land currently owned by our subsidiary and located immediately to the north of the Hardisty rail terminal;
- USD Group's subsidiary will deliver to our subsidiary a note for the entire purchase price, the only condition for the payment obligations under the note being the transfer and conveyance of the

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

Although we are in the process of seeking a ruling from the IRS regarding the qualifying nature of a portion of our income, it is not certain that the IRS will provide a favorable ruling with respect to our request. If the IRS does not provide a favorable ruling with respect to our request, we anticipate that we will conduct the portion of our business that is the subject of such ruling request in a subsidiary that is treated as a corporation for U.S. federal income tax purposes.

Moreover, the IRS has made no determination with respect to our treatment as a partnership for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP regarding our treatment as a partnership for federal income tax purposes, among other matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

- We will be classified as a partnership for federal income tax purposes; and

- Except for a subsidiary that we may elect to treat as a corporation for U.S. federal income tax purposes, each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

- Except for a subsidiary that we may elect to treat as a corporation for U.S. federal income tax purposes, neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

- For each taxable year, more than 90.0% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and